August 10, 2015

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that PowerShares DB Commodity Index Tracking Fund (the “Trust”) has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which was filed with the Securities Exchange Commission on August 10, 2015. The Trust made such disclosure based on information provided by Deutsche Bank AG, which is an affiliate of the predecessor managing owner of the Trust, Deutsche Bank Commodity Services LLC, and not because of any conduct by the current managing owner or the Trust.

PowerShares DB Commodity Index Tracking Fund

By:	Invesco PowerShares Capital Management LLC,
its Managing Owner

	By:	/S/ Andrew Schlossberg
	Name:	Andrew Schlossberg
	Title:	Principal Executive Officer

	By:	/S/ Steven Hill
	Name:	Steven Hill
	Title:	Principal Financial and Accounting Officer, Investment Pools